Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-277150
June 11, 2025

REALTY INCOME CORPORATION

PRICING TERM SHEET

3.375% Notes due 2031

3.875% Notes due 2035

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement June 11, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 16, 2024 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)
Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook) A- by S&P Global Ratings (stable outlook)
Securities:	3.375% Notes due 2031 (the “2031 notes”) 3.875% Notes due 2035 (the “2035 notes”)
The 2031 notes and the 2035 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.
Trade Date:	June 11, 2025
Expected Settlement Date:	June 20, 2025
Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the sixth U.S. business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.
Offering Format:	SEC registered
Net Proceeds:	Approximately €1,285.8 million after deducting the underwriting discounts but before deducting other estimated expenses payable by the Company.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Company intends to use the net proceeds it receives from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of its indebtedness (including borrowings under its revolving credit facilities and commercial paper programs), foreign currency swaps or other hedging instruments, the development, redevelopment and acquisition of additional properties, acquisition or business combination transactions, and the expansion and improvement of certain properties in its portfolio. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facilities or commercial paper programs, see “Underwriting (Conflicts of Interest) — Other Relationships” and “Underwriting (Conflicts of Interest) — Conflicts of Interest” in the Preliminary Prospectus Supplement.

Principal Amount:	2031 notes: €650,000,000 2035 notes: €650,000,000

Denominations:	2031 notes: €100,000 and integral multiples of €1,000 in excess thereof 2035 notes: €100,000 and integral multiples of €1,000 in excess thereof

Maturity Date:	2031 notes: June 20, 2031 2035 notes: June 20, 2035

Day Count Convention:	2031 notes: ACTUAL/ACTUAL (ICMA) 2035 notes: ACTUAL/ACTUAL (ICMA)

Interest Rate:	2031 notes: 3.375% per annum, accruing from June 20, 2025 2035 notes: 3.875% per annum, accruing from June 20, 2025

Interest Payment Dates:	2031 notes: Annually on June 20, commencing June 20, 2026 2035 notes: Annually on June 20, commencing June 20, 2026

Price to Public:	2031 notes: 99.568%, plus accrued interest, if any 2035 notes: 99.552%, plus accrued interest, if any

Benchmark Bund:	2031 notes: DBR 0.000% due February 15, 2031 2035 notes: DBR 0.000% due May 15, 2035

Benchmark Bund Price/Yield:	2031 notes: 88.510 / 2.173% 2035 notes: 77.590 / 2.591%

Spread to Benchmark Bund:	2031 notes: +128.3 basis points 2035 notes: +133.9 basis points

Mid-Swap Yield:	2031 notes: 2.306% 2035 notes: 2.550%

Spread to Mid-Swap:	2031 notes: +115 basis points 2035 notes: +138 basis points

Issue Yield:	2031 notes: 3.456% 2035 notes: 3.930%

Optional Redemption:	Prior to April 20, 2031 (the “2031 Notes Par Call Date”), the 2031 notes will be redeemable and, prior to March 20, 2035 (the “2035 Notes Par Call Date”), the 2035 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of:

(a)	100% of the principal amount of the notes of the applicable series to be redeemed, and

(b)	the sum of the present values of the remaining scheduled payments of principal and interest on the notes of such series to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes of such series matured and that accrued and unpaid interest on the notes of such series was payable on the 2031 Notes Par Call Date, in the case of the 2031 notes, or the 2035 Notes Par Call Date, in the case of the 2035 notes, discounted to such redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 20 basis points, in the case of the 2031 notes, or 20 basis points, in the case of the 2035 notes, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes of the applicable series being redeemed to such redemption date.

On and after the 2031 Notes Par Call Date, the 2031 notes will be redeemable and, on and after the 2035 Notes Par Call Date, the 2035 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes of the applicable series to be redeemed, plus accrued and unpaid interest on the principal amount of the notes of such series being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

Tax Redemption:	The notes of each series will be redeemable, in whole but not in part, at the option of the Company in the event of certain changes in United States taxation at a redemption price equal to 100% of the principal amount of the notes of such series, plus accrued and unpaid interest on the notes of such series to the applicable redemption date. See “Description of Notes — Redemption for Changes in Taxes” and “Description of Notes — Payment of Additional Amounts” in the Preliminary Prospectus Supplement for further terms and provisions applicable to redemption of the notes under these circumstances.

CUSIP:	2031 notes: 756109 CU6 2035 notes: 756109 CV4

ISIN:	2031 notes: XS3097933744 2035 notes: XS3097936176

Common Code:	2031 notes: 309793374 2035 notes: 309793617

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange. No application will be made by the Company for the notes to be listed, quoted and/or admitted to trading on or by any stock exchange or other competent authority in the European Economic Area.

Underwriters

Joint Book-Running Managers:	BNP PARIBAS
Banco Bilbao Vizcaya Argentaria, S.A.
Citigroup Global Markets Limited
RBC Europe Limited
Wells Fargo Securities International Limited
Barclays Bank PLC
Merrill Lynch International
Goldman Sachs & Co. LLC
J.P. Morgan Securities plc
Mizuho International plc
Morgan Stanley & Co. International plc
Scotiabank (Ireland) Designated Activity Company
The Toronto-Dominion Bank

Co-Lead Managers:	PNC Capital Markets LLC Regions Securities LLC Banco Santander, S.A. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Bank of Montreal, London Branch BNY Mellon Capital Markets, LLC Citizens JMP Securities, LLC Deutsche Bank AG, London Branch Huntington Securities, Inc. Truist Securities, Inc. UBS AG London Branch

Co-Managers:	Samuel A. Ramirez & Company, Inc. Academy Securities, Inc. R. Seelaus & Co., LLC

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, an indirect, wholly owned subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $5.38 billion revolving credit facility, 2023 term loan facilities and 2024 term loan facilities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting BNP PARIBAS by telephone at +44 (0)20-7595-8222, Banco Bilbao Vizcaya Argentaria, S.A. by telephone at 1-800-422-8692, Citigroup Global Markets Limited by telephone at 1-800-831-9146, RBC Europe Limited by telephone at +44 (0) 20 7029 7031 or Wells Fargo Securities International Limited by telephone at 1-800-645-3751.

MiFID II and UK MiFIR – professionals / ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in EEA or UK.

The communication of this free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus and any other documents or materials relating to the issue of the notes is not being made, and has not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, this free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus and any other documents or materials relating to the issue of the notes are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus and any other documents or materials relating to the issue of the notes are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom they may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus and any other documents or materials relating to the issue of the notes are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus and any other documents or materials relating to the issue of the notes relates will be engaged in only with relevant persons. Any person that is not a relevant person should not act or rely on this free writing prospectus, the Preliminary Prospectus Supplement, the Prospectus or any other documents or materials relating to the issue of the notes described herein or any of their contents.